Issuer Free Writing Prospectus, dated June 24, 2024

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated June 24, 2024

Registration No. 333-266209

AutoZone, Inc.

Final Term Sheet

$600,000,000 5.100% Senior Notes due 2029 (the “2029 Notes”)

$700,000,000 5.400% Senior Notes due 2034 (the “2034 Notes” and, together with the 2029 Notes, the “Notes”)

Dated: June 24, 2024

Terms related to all Notes

Issuer:	AutoZone, Inc. (the “Company”)
Trade Date:	June 24, 2024
Settlement Date:	June 28, 2024 (T+4)*
Change of Control:	The occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) will require the Company to offer to repurchase the Notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.
Ratings**:	Baa1 / BBB / BBB
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Truist Securities, Inc. Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.
Senior Co-Managers:	Mizuho Securities USA LLC PNC Capital Markets LLC
Co-Managers:

BMO Capital Markets Corp.

BBVA Securities Inc.

Capital One Securities, Inc.

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

MUFG Securities Americas Inc.

Regions Securities LLC Santander US Capital Markets LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Siebert Williams Shank & Co., LLC

Terms related to the 2029 Notes

Securities:	$600,000,000 5.100% Senior Notes due 2029
Principal Amount:	$600,000,000
Maturity:	July 15, 2029
Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2025
Record Dates:	January 1 and July 1
Benchmark Treasury:	UST 4.500% due May 31, 2029
Benchmark Treasury Price / Yield:	100-31 ¾ / 4.274%
Spread to Benchmark Treasury:	+85 basis points
Yield to Maturity:	5.124[1]%
Coupon (Interest Rate):	5.100%
Price to Public:	99.891%
Optional Redemption Provision:

The 2029 Notes will be redeemable at the Company’s option at any time in whole or from time to time in part.

Prior to June 15, 2029 (one month prior to their maturity date) (the “2029 Par Call Date”), the Company may redeem the 2029 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes to be redeemed matured on the 2029 Par Call Date) on a semi-annual basis (assuming a 360-day year

1 Benchmark Yield + Spread

consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points less (b) interest accrued to, but not including, the date of redemption, and (2) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the 2029 Par Call Date, the Company may redeem the 2029 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest on the 2029 Notes to be redeemed to, but not including, the redemption date.

CUSIP/ISIN:	053332 BJ0 / US053332BJ06

Terms related to the 2034 Notes

Securities:	$700,000,000 5.400% Senior Notes due 2034
Principal Amount:	$700,000,000
Maturity:	July 15, 2034
Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2025
Record Dates:	January 1 and July 1
Benchmark Treasury:	UST 4.375% due May 15, 2034
Benchmark Treasury Price / Yield:	100-31 / 4.253%
Spread to Benchmark Treasury:	+117 basis points
Yield to Maturity:	5.423[2]%
Coupon (Interest Rate):	5.400%

2 Benchmark Yield + Spread

Price to Public:	99.820%
Optional Redemption Provision:

The 2034 Notes will be redeemable at the Company’s option at any time in whole or from time to time in part.

Prior to April 15, 2034 (three months prior to their maturity date) (the “2034 Par Call Date”), the Company may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes to be redeemed matured on the 2034 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points less (b) interest accrued to, but not including, the date of redemption, and (2) 100% of the principal amount of the 2034 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the 2034 Par Call Date, the Company may redeem the 2034 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 Notes being redeemed plus accrued and unpaid interest on the 2034 Notes to be redeemed to, but not including, the redemption date.

CUSIP/ISIN:	053332 BK7 / US053332BK78

***

*We expect that delivery of the notes will be made to investors on or about June 28, 2024, which will be the fourth business day following the date of pricing of the notes (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the delivery of the notes hereunder will be required, by virtue of the fact that the notes will initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding their date of delivery hereunder should consult their advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Truist Securities, Inc. toll free at 1-800-685-4786 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.